UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

ARKANSAS BEST CORPORATION
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
040790107
(CUSIP Number)

Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	040790107	SCHEDULE 13G/A

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert A. Young III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not Applicable
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

	5.	SOLE VOTING POWER

NUMBER OF		1,814,255 Direct

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Same as Number 5.

	8.	SHARED DISPOSITIVE POWER

None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,814,255

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐ Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%

12.	TYPE OF REPORTING PERSON
IN

* See Instructions Before Filling Out!

Page 2 of 5 Pages

SCHEDULE 13G/A

Item 1(a).	Name of Issuer: Arkansas Best Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3801 Old Greenwood Road
Fort Smith, Arkansas 72903

Item 2(a).	Name of Person Filing: Robert A. Young III

Item 2(b).	Address of Principal Business Office or, if none, residence:

3801 Old Greenwood Road
Fort Smith, Arkansas 72903

Item 2(c).	Citizenship: United States Citizen

Item 2(d).	Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number: 040790107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d- 2(b), check whether the person filing is: (Not applicable)

(a)	☐	Broker or Dealer registered under the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G); see Item 7

(h)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(H)

Page 3 of 5 Pages

SCHEDULE 13G/A

Item 4.	Ownership:
(a)	Amount Beneficially Owned: 1,814,255

(b)	Percent of Class: 7.2%

(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

1,814,255 Direct

(ii)	Shared power to vote or to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

Same as Item 4(c)(i)

(iv)	Shared power to dispose or to direct the disposition of:

None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Page 4 of 5 Pages

SCHEDULE 13G/A

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Robert A. Young III
Signature
Chairman of the Board Name/Title Date: February 13, 2009

Page 5 of 5 Pages